Exhibit 99.1

Rogers to Become 100% Owner of Maple Leaf Sports & Entertainment

Signs agreement to buy Kilmer Sports 25% ownership stake in MLSE

New global sports and entertainment powerhouse will deliver more for fans and customers

TORONTO, JULY 6, 2026 – Rogers Communications Inc. announced today it has signed an agreement to buy the remaining 25% ownership stake in Maple Leaf Sports & Entertainment (MLSE) from Kilmer Sports Inc. for C$4.35 billion, increasing Rogers ownership in MLSE to 100%.

“This is a defining moment for Rogers. Our full ownership of MLSE brings together Canada’s premier communications company with Canada’s premier sports and entertainment organization,” said Tony Staffieri, President and Chief Executive Officer, Rogers. “It gives us even more opportunity to invest in championship-calibre teams, create unique experiences for customers and fans, and unlock long-term value for shareholders.”

Investing to bring championships to Canada

Rogers has a long track record of investing in Canadian sports. With this transaction, Rogers will continue to invest to bring championships to Canada, to continuously improve the fan experience, and to deliver the best sports content to all Canadians.

Beyond MLSE, the Rogers sports portfolio includes ownership of the Toronto Blue Jays, Rogers Centre and Sportsnet, the number one sports media brand in Canada. The company also has strategic partnerships with the Vancouver Canucks, Edmonton Oilers, Calgary Flames, the NHL, the NBA, MLB and Live Nation.

“Sports is a great unifier, it rallies us and brings us together in a truly unique way,” said Edward Rogers, Executive Chair, Rogers. “Winning is everything for fans and we’re committed to investing to bring championships to Canada as a proud owner and long-term steward of these beloved teams.”

“We want to recognize Larry Tanenbaum for his contributions to MLSE and to sports in Toronto,” added Rogers. “For decades, Larry has helped shape MLSE and we thank him for his partnership and his lasting impact.”

Delivering more value to fans and customers

Rogers will bring together its full sports and entertainment portfolio to deliver unique and compelling offers and experiences to fans and to Rogers customers. This will include investments to expand affordable options and access to tickets, ticket-giveaways, and unique once-in-a-lifetime experiences like attending the World Series or the Stanley Cup Finals.

“We will create more opportunities for fans to connect with the teams they love, and we will invest to deliver unique and compelling rewards for our customers,” added Staffieri.

Investing to grow shareholder value

MLSE continues to be a highly valuable and appreciating investment. Full ownership of these iconic teams will strengthen Rogers ability to drive long-term growth across its communications, sports and entertainment businesses.

“Sports and entertainment are a core part of our business, and we plan to bring our world-class sports and entertainment assets together and surface more value for our shareholders long-term,” added Staffieri. “The strategic value of our sports business is even greater when you combine it with our core connectivity business – it gives us a unique value proposition to compete in a very crowded marketplace.”

Rogers intends to finance this transaction with its committed liquidity. As previously disclosed, Rogers intends to sell a minority stake in the consolidated Rogers sports, media and entertainment assets over the course of the next year.

The transaction is subject to league approvals. Rogers expects the transaction to close in Q4 2026.

About Forward-Looking Information

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) about, among other things, the transaction and related financing, including our receipt of any required league approvals, the anticipated benefits of the transaction and our sale of a minority stake in our sports, media and entertainment assets.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward-looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, the following: the transaction or the minority stake sale may not be completed on the anticipated terms or timeline or at all; we may instead fund all or a portion of the transaction through alternate sources, due to league requirements, general economic and market conditions, or other internal and external considerations; the anticipated benefits of the transaction may not be realized; the transaction is subject to closing conditions and termination rights; and the other risks outlined in our 2025 MD&A. We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Rogers Communications Inc.

Rogers is Canada’s communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or about.rogers.com/investor-relations.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792